UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*
Stitch Fix, Inc.
(Name of Issuer)
Class A Common Stock, $0.00002 par value per share
(Title of Class of Securities)
860897107
(CUSIP Number)
December 31, 2018
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

Robert S. Pitts, Jr.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,380,512

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,380,512

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,380,512

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.3%

12.	TYPE OF REPORTING PERSON

IN

1.	NAMES OF REPORTING PERSONS

Steadfast Capital Management LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,243,398

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,243,398

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,243,398

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.0%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

Steadfast Financial LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

55,153

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

55,153

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

55,153

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

Steadfast Capital, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

55,153

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

55,153

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

55,153

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

American Steadfast, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

413,053

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

413,053

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

413,053

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.0%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

Steadfast International Master Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

830,345

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

830,345

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

830,345

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.0%

12.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS

Steadfast Long Capital, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

34,413

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

34,413

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,413

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

Steadfast Long Capital Master Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

47,548

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

47,548

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,548

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

Steadfast Long Financial LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

81,961

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

81,961

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

81,961

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

PN

This statement is filed with respect to Class A Common Stock, $0.00002 par value per share (the “Common Shares”) of Stitch Fix, Inc. (the “Issuer”) beneficially owned by the Reporting Persons (as defined below) as of December 31, 2018 and amends and supplements the Schedule 13G filed on November 27, 2017, as previously amended (the “Schedule 13G”).  Except as set forth herein, the Schedule 13G is unmodified.
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer.
(a)	Amount beneficially owned:
(i)	Mr. Pitts beneficially owns 1,380,512 Common Shares.
(ii)	The Investment Manager beneficially owns 1,243,398 Common Shares.
(iii)	Steadfast Capital beneficially owns 55,153 Common Shares.
(iv)	American Steadfast beneficially owns 413,053 Common Shares.
(v)	The Offshore Fund beneficially owns 830,345 Common Shares.
(vi)	Steadfast Long Capital beneficially owns 34,413 Common Shares.
(vii)	The Long Offshore Fund beneficially owns 47,548 Common Shares.
(viii)	The Long Investment Manager beneficially owns 81,961 Common Shares.
(ix)	The Investment General Partner beneficially owns 55,153 Common Shares.
(x)	Collectively, the Reporting Persons beneficially own 1,380,512 Common Shares.
(b)	Percent of class:
(i)	Mr. Pitts’ beneficial ownership of 1,380,512 Common Shares represents 3.3% of the outstanding Common Shares.
(ii)	The Investment Manager’s beneficial ownership of 1,243,398 Common Shares represents 3.0% of the outstanding Common Shares.
(iii)	Steadfast Capital’s beneficial ownership of 55,153 Common Shares represents less than 1% of the outstanding Common Shares.
(iv)	American Steadfast’s beneficial ownership of 413,053 Common Shares represents 1.0% of the outstanding Common Shares.
(v)	The Offshore Fund’s beneficial ownership of 830,345 Common Shares represents 2.0% of the outstanding Common Shares.
(vi)	Steadfast Long Capital’s beneficial ownership of 34,413 Common Shares represents less than 1% of the outstanding Common Shares.
(vii)	The Long Offshore Fund’s beneficial ownership of 47,548 Common Shares represents less than 1% of the outstanding Common Shares.

(viii)	The Long Investment Manager’s beneficial ownership of 81,961 Common Shares represents less than 1% of the outstanding Common Shares.
(ix)	The Investment General Partner’s beneficial ownership of 55,153 Common Shares represents less than 1% of the outstanding Common Shares.
(x)	Collectively, the Reporting Persons’ beneficial ownership of 1,380,512 Common Shares represents 3.3% of the outstanding Common Shares.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote of Common Shares:
Not applicable.
(ii)	Shared power to vote or to direct the vote of Common Shares:
Steadfast Capital has shared power with the Investment General Partner and Mr. Pitts to vote or direct the vote of the 55,153 Common Shares beneficially owned by Steadfast Capital.
American Steadfast has shared power with the Investment Manager and Mr. Pitts to vote or direct the vote of the 413,053 Common Shares beneficially owned by American Steadfast.
The Offshore Fund has shared power with the Investment Manager and Mr. Pitts to vote or direct the vote of the 830,345 Common Shares beneficially owned by the Offshore Fund.
Steadfast Long Capital has shared power with the Long Investment Manager and Mr. Pitts to vote or direct the vote of the 34,413 Common Shares beneficially owned by Steadfast Long Capital.
The Long Offshore Fund has shared power with the Long Investment Manager and Mr. Pitts to vote or direct the vote of the 47,548 Common Shares beneficially owned by the Long Offshore Fund.
(iii)	Sole power to dispose or to direct the disposition of Common Shares:
Not applicable.
(iv)	Shared power to dispose or to direct the disposition of Common Shares:
Steadfast Capital has shared power with the Investment General Partner and Mr. Pitts to dispose or direct the disposition of the 55,153 Common Shares beneficially owned by Steadfast Capital.
American Steadfast has shared power with the Investment Manager and Mr. Pitts to dispose or direct the disposition of the 413,053 Common Shares beneficially owned by American Steadfast.
The Offshore Fund has shared power with the Investment Manager and Mr. Pitts to dispose or direct the disposition of the 830,345 Common Shares beneficially owned by the Offshore Fund.

Steadfast Long Capital has shared power with the Long Investment Manager and Mr. Pitts to dispose or direct the disposition of the 34,413 Common Shares beneficially owned by Steadfast Long Capital.
The Long Offshore Fund has shared power with the Long Investment Manager and Mr. Pitts to dispose or direct the disposition of the 47,548 Common Shares beneficially owned by the Long Offshore Fund.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].
Item 10.	Certification.
By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	February 14, 2019
STEADFAST CAPITAL MANAGEMENT LP

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
President

STEADFAST FINANCIAL LP

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
President

STEADFAST CAPITAL, L.P.
By: STEADFAST ADVISORS LP, as Managing General Partner

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
President

AMERICAN STEADFAST, L.P.
By: STEADFAST CAPITAL MANAGEMENT LP, Attorney-in-Fact

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
President

STEADFAST INTERNATIONAL MASTER FUND LTD.

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
Director

STEADFAST LONG CAPITAL, L.P. By: STEADFAST LONG FINANCIAL LP, Attorney-in-Fact

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
President
STEADFAST LONG CAPITAL MASTER FUND, L.P. By: STEADFAST LONG FINANCIAL LP, Attorney-in-Fact

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
President
STEADFAST LONG FINANCIAL LP

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
President
/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.